Flat Out of Heels



ANNUAL REPORT

1521 Alton Road, 592

Miami Beach, FL 33139

0

https://www.flatoutofheels.com/

This Annual Report is dated April 28, 2022.

BUSINESS

Flat Out of Heels LLC is a Florida company established in April 2011. We have developed a pair of flats that are flexible enough to roll and fold while having soles that are durable enough to walk long distances, over any surface. Over the course of 10 years, we have sold shoes online internationally, in retailers globally, and in vending machines. We have also collaborated with several celebrities and influencers, including Loren Ridinger, Lala Anthony, and Eva Longoria.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The company pivoted from B2C direct to customer sales to B2B wholesale in 2018 when the founding CEO Dawn Dickson stepped down from leading Flat Out of Heels in order to be the CEO of PopCom to develop vending machines for Flat Out of Heels. She actively searched for a replacement CEO for Flat Out of Heels, and hired a Customer Success manager to handle customer orders and needs. The revenue declined because the company was essentially running on autopilot from sales from previous customers. There was no active marketing campaigns or inventory in stock. The company did not have an active CEO or sales team and was run by the head of Customer Success. The new CEO Danielle Shortt was hired in August 2020 to rebrand the business, relaunch the ecommerce store, and build the team, while Founder Dawn Dickson provides guidance and strategy for fundraising.

Historical results and cash flows:

We experienced our best sales years in 2015 and 2016 when the company was led by a full time CEO, had consistent marketing campaigns, regular inventory, and an engaged team of marketers and content creators. Now that we are have over 5,000 pairs of shoes in stock, we are raising capital and hiring a team, investors can expect to see sales increase and cash flows continue to rise in the future.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $7,945.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Kimberly Brown

Amount Owed: $20,000.00

Interest Rate: 14.0%

Maturity Date: June 11, 2015

Creditor: Loren Ridinger

Amount Owed: $14,500.00

Interest Rate: 0.0%

30% royalty on sales.

Creditor: Eric Wrightsel

Amount Owed: $6,000.00

Interest Rate: 0.0%

Creditor: Backstage Capital Fund I, LLC

Amount Owed: $25,000.00

Interest Rate: 7.0%

Maturity Date: December 30, 2018

Creditor: Misti Norman

Amount Owed: $13,000.00

Interest Rate: 14.0%

Maturity Date: March 05, 2015

Creditor: Dawn Dickson

Amount Owed: $20,000.00

Interest Rate: 0.0%

Dawn Dickson loaned the company $20,000 to be repaid with no interest once the company raises $100,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dawn Dickson

Dawn Dickson's current primary role is with PopCom. Dawn Dickson currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Executive Chairman

Dates of Service: April 05, 2011 - Present

Responsibilities: Oversee business management. Dawn currently receives salary compensation of $1 per year.

Other business experience in the past three years:

Employer: PopCom

Title: CEO

Dates of Service: October 01, 2012 - Present

Responsibilities: Company operations

Name: Danielle Shortt

Danielle Shortt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August 01, 2020 - Present

Responsibilities: Company operations and management. Danielle currently receives salary compensation of $50K per year plus 5% revenue share commission bonus.

Other business experience in the past three years:

Employer: Blue Mercury

Title: Marketing

Dates of Service: March 04, 2019 - Present

Responsibilities: Digital marketing and email marketing

Other business experience in the past three years:

Employer: Thompson Hospitality

Title: Marketing Manager

Dates of Service: January 01, 2018 - August 01, 2018

Responsibilities: Oversee company marketing initiatives

Other business experience in the past three years:

Employer: WorldStride

Title: Email marketing manager

Dates of Service: October 01, 2018 - March 01, 2019

Responsibilities: Oversee email marketing campaigns

Other business experience in the past three years:

Employer: Shorttakes, LLC

Title: President & SMO

Dates of Service: August 01, 2018 - Present

Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Units

Member Name: Dawn Dickson

Amount and nature of Beneficial ownership: 154,503

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dawn Dickson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $20,000 loan to the company for inventory, website redesign and crowdfunding onboarding fees.

Material Terms: Dawn Dickson loaned the company $20,000 to be repaid with no interest once the company raises $100,000.

OUR SECURITIES

The company has authorized Class A Voting Units, Class B Non-Voting Units, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,931 of Class B Non-Voting Units.

Class A Voting Units

The amount of security authorized is 200,000 with a total of 154,503 outstanding.

Voting Rights

Standard voting rights

Material Rights

There are no material rights associated with Class A Voting Units.

Class B Non-Voting Units

The amount of security authorized is 9,800,000 with a total of 107,904 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Units.

Material Rights

The total amount outstanding includes 29,553 reserved but unissued LLC options.

Convertible Promissory Note

The security will convert into Founder equity securities (same class and series of capital stock issued to dawn dickson upon the corporate conversion) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $28,735.49

Maturity Date: December 30, 2018

Interest Rate: 7.0%

Discount Rate: 0.0%

Valuation Cap: $0.00

Conversion Trigger: Conversion of the company to a C-Corp

Material Rights

If the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the election of the Holder of the note, and in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the greater of (a) an amount equal to the aggregate amount of principal and interest then outstanding under such Note, or (b) the number of shares of the Company's Common Stock (including all shares of Common Stock issuable or issued upon conversion of the Shares or upon the exercise of outstanding warrants or options) of which the Holder would be issued pursuant to a conversion of this Note immediately prior to the issuance of such equity securities in full satisfaction of the Company's obligations under this Note. Payments shall be made in the same form of consideration (e.g., cash and/or stock) received by other equity holders.

For purposes of this Note: "Sale of the Company" shall mean (x) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (y) any transaction or series of related transactions to which the Company is a party in which 50% or more of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (z) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Flat Out of Heels

By   /s/ *Dawn Dickson*

    Name: <u>Flat Out of Heels</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Management Report

Flat Out of Heels, LLC

For the period ended December 31, 2021

Prepared by

Taxes BY Erica Tax & Financial Services

Prepared on

March 31, 2022

Table of Contents

Profit and Loss

January - December 2021

	Total
INCOME	
Merchandise Sales - Wholesale	0.00
Merchandise Sales - Zulilly	355.96
Total Merchandise Sales - Wholesale	**355.96**
Merchandise Sales-Retail	36,084.79
Total Income	**36,440.75**
COST OF GOODS SOLD	
Merchant Account Fees	175.00
Shopify Merchant Account Fees	6,048.81
Total Merchant Account Fees	**6,223.81**
Purchases	12,493.00
Total Cost of Goods Sold	**18,716.81**
GROSS PROFIT	**17,723.94**
EXPENSES	
Advertising and Promotion	2,737.28
Advertising	14,464.69
Emarketing	19,664.10
Graphic Design	349.26
Marketing/Promotional	9,326.40
Photography	4,647.00
publicity and endorsement	1,500.00
Total Advertising and Promotion	**52,688.73**
Auto	0.00
Fuel	1,445.38
Total Auto	**1,445.38**
Automobile Expense (deleted)	19.75
Commission Fees	386.52
Facilities	0.00
Rent Expense	0.00
Rent or Lease of Warehouse/Storage	7,960.99
Total Rent Expense	**7,960.99**
Total Facilities	**7,960.99**
Interest Expense	305.74
Office Expense	6.43
Accounting Software Expense	2,102.40
Computer and Internet Expenses	120.14
Computer Software	5,123.50
Dues and Subscriptions	2,003.67
Office Supplies	1,708.44
Postage/Shipping General	1,012.04
Total Office Expense	**12,076.62**
Payroll Expenses	27.99

	Total
Payroll Processing Fees	357.72
Total Payroll Expenses	**385.71**
Processing Fees & Bank Charges	0.00
Bank Charges	866.68
Total Processing Fees & Bank Charges	**866.68**
Professional Fees	0.00
Accounting	4,050.00
Contract Services	500.00
Legal	4,452.00
Total Professional Fees	**9,002.00**
Subcontractor Expenses	272.00
Damian Murray	450.00
Dana Fields	5,022.00
Danielle Shortt	62,798.83
Diamond Starkey	7,500.00
EMS Consulting Services	1,625.00
Micah Dixon	1,000.00
Total Subcontractor Expenses	**78,667.83**
Taxes (deleted)	343.75
Travel	5,286.12
Meals and Entertainment	812.84
Parking/Gas/Tolls	87.99
Total Travel	**6,186.95**
Total Expenses	**170,336.65**
NET OPERATING INCOME	**-152,612.71**
OTHER EXPENSES	
Other Miscellaneous Expense	-75.00
Total Other Expenses	**-75.00**
NET OTHER INCOME	**75.00**
NET INCOME	**$ -152,537.71**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
BoA Checking 3517	7,946.36
Navy Federal Checking # 7478	6.00
Navy Federal Savings # 2478	5.00
Total Bank Accounts	**7,957.36**
Accounts Receivable	
Due From Owner	20,000.00
Total Accounts Receivable	**20,000.00**
Other Current Assets	
Inventory	6,906.55
Inventory Deposits	12,098.65
Total Other Current Assets	**19,005.20**
Total Current Assets	**46,962.56**
Other Assets	
Security Deposits Asset	200.00
Total Other Assets	**200.00**
TOTAL ASSETS	**$47,162.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	9,400.00
Total Accounts Payable	**9,400.00**
Credit Cards	
American Express	5,294.88
Navy Federal Credit Card # 1496	5,877.00
Total Credit Cards	**11,171.88**
Other Current Liabilities	
Convertible Note-Backstage	25,000.00
Due to Shareholder	-911.30
Interest Payable	60,854.62
Total Other Current Liabilities	**84,943.32**
Total Current Liabilities	**105,515.20**
Long-Term Liabilities	
Crowdfunding	184,692.01
Long Term Liabilities	0.00
Note Payable- Able Lending Loan	26,000.00
Note Payable- Eric Wrightsel	8,000.00
Note Payable- Loren Ridinger	12,407.76

	Total
Note Payable- Misti Norman	10,000.00
Notes Payable - Dawn Dickson	-23,500.00
Notes Payable - Richard Dent	5,000.00
Notes Payable- Kimberey Brown	20,000.00
Total Long Term Liabilities	**57,907.76**
Other Long Term Liabilities	10,000.00
Total Long-Term Liabilities	**252,599.77**
Total Liabilities	**358,114.97**
Equity	
Owner's Equity	0.00
Dawn Dickson Equity	42,058.38
Total Owner's Equity	**42,058.38**
Owner's Equity Investment	0.00
Angela Benton- Equity	13,506.00
Anthony Smith- Equity	33,000.00
Blythe Robinson -Equity	10,150.00
Brandon Craft Equity	20,251.00
Florence Barnes- Equity	20,000.00
Marcus Stroud - Equity	10,400.00
Michael Williams -Equity	10,000.00
Tameika Montgomery Equity	22,455.00
Vincent Davis - Equity	20,000.00
Total Owner's Equity Investment	**159,762.00**
Owner's Personal Expenses	-484.52
Retained Earnings	-359,750.56
Net Income	-152,537.71
Total Equity	**-310,952.41**
TOTAL LIABILITIES AND EQUITY	**$47,162.56**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-152,537.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
American Express	4,873.79
Navy Federal Credit Card # 1496	5,877.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,750.79**
Net cash provided by operating activities	**-141,786.92**
INVESTING ACTIVITIES	
Security Deposits Asset	-200.00
Net cash provided by investing activities	**-200.00**
FINANCING ACTIVITIES	
Crowdfunding	184,692.01
Long Term Liabilities:Loan Payable - J & G White	-15,000.00
Long Term Liabilities:Note Payable- Loren Ridinger	-7,000.00
Long Term Liabilities:Note Payable- Misti Norman	-5,000.00
Long Term Liabilities:Notes Payable - Dawn Dickson	-60,000.00
Other Long Term Liabilities	10,000.00
Owner's Equity:Dawn Dickson Equity	42,058.38
Owner's Personal Expenses	-484.52
Net cash provided by financing activities	**149,265.87**
NET CASH INCREASE FOR PERIOD	**7,278.95**
Cash at beginning of period	678.41
CASH AT END OF PERIOD	**$7,957.36**

I, Dawn Dickson, the Owner (Principal Executive Officers) of Flat Out Of Heels, hereby certify that the financial statements of Flat Out of Heels and notes thereto for the periods ending 12-31-2020 and 12-31-2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021] the amounts reported on our tax returns were total income of $23,948; taxable income of $-152,538 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04-26-2022

DocuSigned by:

Dawn Dickson _____ (Signature)

65CF36B6E8A6472...

Owner

04-26-2022   Apr-27-2022 | 5:07:34 PM PDT

CERTIFICATION

I, Dawn Dickson, Principal Executive Officer of Flat Out of Heels, hereby certify that the financial statements of Flat Out of Heels included in this Report are true and complete in all material respects.

Dawn Dickson

CEO